September 20, 2024

Jay McEntee
Chief Executive Officer
Launch Two Acquisition Corp.
180 Grand Avenue, Suite 1530
Oakland, CA 94610

       Re: Launch Two Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 18, 2024
           File No. 333-280965
Dear Jay McEntee:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 18, 2024 Risks Relating to our Management Team, page 74

1. We note your disclosure on page 12 and elsewhere that in order to facilitate the initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement warrants or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
 September 20, 2024
Page 2
Risk Factors
Risks Relating to our Securities
Our warrant agreement will designate the courts of the State of New York or the United States
District Court . . ., page 84

2. We note your response to prior comment 3 and your revised disclosure on pages 84 and
       165. Please confirm that you will make investors aware that the exclusive forum provision in the warrant agreement filed as Exhibit 4.4 applies to Securities Act but not Exchange
       Act claims in future filings.
Proposed Business, page 106

3. We acknowledge your revision in response to prior comment 4. Please elaborate on why based on the existing relationships of your sponsor, directors and officers, their level of financial investment in you and the potential loss of such investment if no business combination is consummated, you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser